FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

December 2, 2008

Item 3: News Release:

A news release dated and issued on December 2, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska to Undertake Uranium Exploration with Chinese Mining Partner

Item 5: Full Description of Material Change:

Vancouver, Canada, December 2nd, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has entered into a Memorandum of Understanding (“MOU”) with East Nickel Mining Inc. (“ERI”) to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project (the “Project”).

As outlined in the MOU, ERI may earn a 40% interest in the Project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years.  ERI may earn a 70% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction.  ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

The MOU carries an exclusivity provision of 90 days, during which CanAlaska and ERI will finalize a definitive agreement.  The award of requisite exploration permits by the Government of Manitoba will be one of the key “conditions precedent” pertaining to the definitive agreement.

NE Wollaston Project

Northwest Territories
NE-Wollaston Project
ATHABASCA BASIN
Manitoba
Alberta
Saskatchewan
ATHABASCA BASIN
Uranium Deposits
NE-Wollaston Project
Other CanAlaska Projects
Areva/Cameco/UEX
Map Projection: NAD 83, UTM Zone 13
Map Drafted by: Brian King (November 2008)
Location of the NE-Wollaston Project in the Athabasca Basin
0 50 100 150 200
Kilometres

The NE Wollaston Project, which has been significantly advanced over the past three years with $6.5 million of cumulative exploration, is one of 22 uranium projects controlled by CanAlaska in and surrounding Canada’s Athabasca Basin.  The Project covers a large area in the Province of Manitoba, where the uranium-rich basement rocks associated with the Athabasca uranium deposits intermittently come to surface.  CanAlaska has found multiple mineralized zones with extensive higher-grade boulder dispersion trains and surface showings of rare earths, molybdenum and uranium mineralization across numerous uranium-mineralized belts, either within, or cutting across all rock types in the area.

The geological targets across the NE Wollaston Project match the styles of mineralization reported from mineral deposits further south in the Athabasca Basin.  There is clear observation of late-replacement pitchblende mineralization in vein zones, fractures and as disseminations in host rocks.  There is also evidence of more disseminated mineralization across stratigraphic horizons and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.  Preliminary results for many of these zones were announced by the Company on February 28th, 2008.

Peter Dasler, CanAlaska’s President, commented: “This strategic relationship with a well-funded and diverse Chinese mining group provides us with the necessary tools to explore for uranium and other mineral deposits in northern Manitoba.  The Company is awaiting government approvals to commence the next stages of exploration, but is eager to involve local communities in the exploration process.”

Emil Fung, CanAlaska’s Vice President – Corporate Development, commented: “We look forward to building a fruitful working relationship with ERI.  There exists a strong basis for significant technical interchange between our two companies, not only in exploration, but also in mine development and production.”

Alex Liu, ERI’s Chairman, commented “We welcome the opportunity to work with an accomplished uranium exploration company such as CanAlaska.  We believe that the NE Wollaston Project holds much promise for commercial discovery.  ERI is very excited by the abundant showings of high-grade uranium, molybdenum and other rare earths minerals.”

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of December 2008.